Consent of Independent Registered Public Accounting Firm

The Board of Directors
Calvert Variable Series, Inc.:

We consent to the use of our report, incorporated herein by reference, dated February 24, 2010, with respect to the financial statements of the Calvert VP SRI Mid Cap Growth Portfolio, Calvert VP SRI Balanced Portfolio, Calvert VP SRI Equity Portfolio, Calvert VP Income Portfolio, Calvert VP Small Cap Growth Portfolio, Calvert VP Money Market Portfolio, Calvert VP Mid Cap Value Portfolio, and Calvert VP SRI Strategic Portfolio, each a series of the Calvert Variable Series, Inc., as of December 31, 2009, and to the references to our firm under the heading "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm and Custodians" in the Statement of Additional Information.

/s/KPMG LLP
April 27, 2010